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                                     FORM 4

                               J. Barton Harrison
                             Technitrol, Inc. (TNL)
                                 December, 1998

(1) Shares held in the Palmer Family Trust -- Survivor's Share. Upon administration of the Palmer Family Trust on the death of Gordon Palmer, Jr., the Palmer Family Trust was divided into two shares (the Survivor's Share and the Residuary Trust Share) which are held in separate trusts and administered separately. Mr. Harrison is a co-trustee of the Survivor's Share. The other co-trustee of this Trust is Virginia Frese Palmer, widow of Gordon Palmer, Jr. Mr. Harrison disclaims any beneficial interest in these shares.

(2) Shares held in the Palmer Family Trust -- Residuary Trust Share. Upon administration of The Palmer Family Trust on the death of Gordon Palmer, Jr., The Palmer Family Trust was divided into two shares (the Survivor's Share and the Residuary Trust Share) which are held in separate trusts and administered separately. Mr. Harrison is a co-trustee of the Residuary Trust Share. The other co-trustee of such trust is Virginia Frese Palmer, widow of Gordon Palmer, Jr. Mr. Harrison disclaims any beneficial interest in these shares.

(3) Shares held in the Estate of Margaret H. Ormandy who died on May 31, 1998. Mr. Harrison qualified as executor on June 8, 1998, and disclaims any beneficial interest in these shares.

(4) Accounting adjustment to fully fund Survivor's Share Trust based on final valuations in Federal Estate Tax Return (Form 706) filed by the Estate of Gordon Palmer, Jr. (who died on March 30, 1997) and accepted by the Internal Revenue Service in Federal Estate Tax Closing Letter issued to the Estate.





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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol 6. Relationship of Reporting Person(s) to
    Harrison, J. Barton                           Technitrol, Inc. (TNL)                        Issuer (Check all applicable)
------------------------------------------------------------------------------------------       X Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
    1452 County Line Road                         Person (Voluntary)        December, 1998      ----        title ---       below)
---------------------------------------------                             -----------------                 below)
                 (Street)                                                 5. If Amendment,   7. Individual or Joint/Group Filing
                                                                             Date of Original      (Check Applicable Line)
                                                                             (Month/Year)       X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
                                                                                               ---Reporting Person
    Rosemont, PA 19010                            ###-##-####
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
   Common Stock                    12/23/98 J           11,212    A         (4)           1,755,092             I     Co-trustee (1)
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   Common Stock                    12/23/98 J           11,212    D         (4)             185,008             I     Co-trustee (2)
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   Common Stock                                                                              51,700             I     Executor   (3)
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   Common Stock                    12/23/98 G              700    D      Charitable Gifts   113,842             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                               (Print or Type Responses)             SEC 1474 (9/96)

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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative          9. Number of           10. Ownership               11. Nature of
   Security                        Derivative              Form of                     Indirect
   (Instr. 3)                      Securities              Derivative                  Beneficial
                                   Beneficially            Security:                   Ownership
                                   Owned at End            Direct (D)                  (Instr. 4)
                                   of Month                or Indirect (I)
                                   (Instr. 4)              (Instr. 4)

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Explanation of Responses: See attached sheet.

**Intentional misstatements or omissions of facts constitute             /s/ J. Barton Harrison                      January 7, 1999
  Federal Criminal Violations.                                           -------------------------------             ---------------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              **Signature of Reporting Person                  Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space is insufficient, see Instruction 6 for procedure.                                                         SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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